Exhibit 99.1

FOR IMMEDIATE RELEASE

Giant Interactive Announces

Second QUARTER 2013 RESULTS

SHANGHAI, PRC — August 6, 2013 — Giant Interactive Group Inc. (NYSE: GA) (“Giant” or the “Company”), one of China’s leading online game developers and operators, announced today its unaudited financial results for the second fiscal quarter ended June 30, 2013.

Second Quarter 2013 Highlights as Compared to First Quarter 2013 (“QoQ”) and Second Quarter 2012 (“YoY”):

•	Net revenue was RMB588.1 million (US$95.8 million), up 2.7% QoQ and up 11.3% YoY.

•	Gross profit was RMB517.0 million (US$84.2 million), up 5.4% QoQ and up 12.1% YoY. Gross profit margin for the second quarter 2013 was 87.9%.

•	Net income attributable to the Company’s shareholders was RMB367.6 million (US$59.9 million), up 12.7% QoQ and up 19.6% YoY. The margin of net income attributable to the Company’s shareholders for the second quarter 2013 was 62.5%.

•	Basic and diluted earnings per American Depositary Share (“ADS”) which represents one ordinary share, were RMB1.53 (US$0.25) and RMB1.49 (US$0.24), respectively, compared to basic and diluted earnings per ADS of RMB1.36 and RMB1.32, respectively, for the first quarter 2013, and basic and diluted earnings per ADS of RMB1.30 and RMB1.26, respectively, for the second quarter 2012.

•	Non-GAAP net income attributable to the Company’s shareholders was RMB383.5 million (US$62.5 million), up 11.9% QoQ and up 13.0% YoY. The margin of non-GAAP net income attributable to the Company’s shareholders was 65.2%.

•	Basic and diluted non-GAAP earnings per ADS were RMB1.60 (US$0.26) and RMB1.55 (US$0.25), respectively, compared to basic and diluted non-GAAP earnings per ADS of RMB1.43 and RMB1.39, respectively, for the first quarter 2013, and basic and diluted non-GAAP earnings per ADS of RMB1.43 and RMB1.40, respectively, for the second quarter 2012.

•	Active Paying Accounts (“APA”) for online games was 2,328,000, up 3.1% QoQ and up 5.0% YoY.

•	Average Revenue Per User (“ARPU”) for online games was RMB244, up 2.5% QoQ and up 4.8% YoY.

•	Average Concurrent Users (“ACU”) for online games was 702,000, up 1.8% QoQ and up 2.5% YoY.

•	Peak Concurrent Users (“PCU”) for online games was 2,319,000 up 1.6% QoQ and up 0.5% YoY.

Please refer to the “Use of Non-GAAP Financial Measures” section commencing on page 7, for a reconciliation between net income attributable to the Company’s shareholders on a GAAP and non-GAAP basis.

Ms. Wei Liu, Giant’s Chief Executive Officer commented, “We are proud to have successfully launched official closed beta testing for our newest flagship MMO, World of Xianxia, during the second quarter 2013. The game has attracted a sizable user base since its launch and has been contributing to our top line. Gamer feedback has been tremendously positive and we are confident that the game can reach new heights when we launch the open beta testing this fall.”

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“The successful commencement of official closed beta testing for World of Xianxia is a critical milestone in our overall MMO strategy, which remains as our core business and a key revenue contributor. As an innovator in online gameplay and monetization of the MMO segment in China, we are now in a better position to further grow this business and increase our market share as our peers have been increasingly focusing on other new growth areas with lower entry barriers such as webgames and mobile games. World of Xianxia exemplifies our plan to further diversify our product lines outside of the ZT Online franchise.”

“We are also on track to strategically expand into new high growth areas such as webgames and mobile games. We plan to launch two webgames in the second half this year. In addition, we made good progress in our new mobile game development and plan to release our first in-house developed mobile game soon. We hope that these new games will start to contribute revenue in the fourth quarter this year and become a new milestone which leads to sustainable and diversified growth in the years to come.”

“Alongside our self-developed titles, we are also pleased to announce that we recently entered into an agreement to be the exclusive publisher of Cang Tian 2 for mainland China. Cang Tian 2 is a free-to-play 3D Three Kingdoms MMORPG developed by WeMade in South Korea. We are currently working with the Korean developers to localize this game for the China market and hope to release it next year. Besides this great title, we continue to actively pursue other publishing opportunities to complement our self-developed portfolio.”

“Lastly, to reiterate our commitment to return value to shareholders, we are announcing the first payment of our new semi-annual dividend program, which will be US$0.23 per ADS or ordinary share.”

Second Quarter Fiscal 2013 Unaudited Financial Results

Net Revenue. Net revenue for the second quarter 2013 was RMB588.1 million (US$95.8 million), representing a 2.7% increase from RMB572.8 million in the first quarter 2013, and an 11.3% increase from RMB528.2 million in the second quarter 2012.

Revenue from online games in the second quarter 2013 totaled RMB578.4 million (US$94.2million), representing a 3.8% increase from RMB557.3 million in the first quarter 2013 and a 14.3% increase from RMB505.9 million in the second quarter 2012. The sequential and year-over-year increases in online game net revenue were primarily due to the official closed beta launch of World of Xianxia.

APA for online games in the second quarter 2013 was 2,328,000 representing a 3.1% sequential increase and a 5.0% increase compared to the second quarter 2012. The sequential increase was mainly due to the launch of World of Xianxia and the year-over-year increase in APA was mainly due to the contribution from the ZT Online franchise and World of Xianxia. ARPU for online games in the second quarter 2013 was RMB244, representing a 2.5% sequential increase and a 4.8% increase compared to the second quarter 2012. The sequential and year-over-year increases in ARPU were mainly due to ZT Online 2 users spending more as they progress through the game. ACU for online games in the second quarter 2013 was 702,000, representing a 1.8% sequential increase and a 2.5% increase over the second quarter 2012. The sequential and year-over-year increases in ACU were mainly due to the contribution of World of Xianxia. PCU for online games in the second quarter 2013 was 2,319,000, representing a 1.6% sequential increase and a 0.5% increase over the second quarter 2012. The sequential and the year-over-year increases in PCU were also primarily due to the contribution of World of Xianxia.

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Cost of Services. Cost of services for the second quarter 2013 was RMB71.1 million (US$11.6 million), representing a 13.7% decrease from the first quarter 2013 and a 6.0% increase from the second quarter 2012. The sequential decrease in cost of services was mainly due to the higher costs accrued for the Company’s licensed games in the first quarter 2013, while the year-over-year increase was mainly due to the overall growth of the Company’s business operations.

Gross Profit and Gross Margin. Gross profit for the second quarter 2013 was RMB517.0 million (US$84.2 million), representing a 5.4% increase from the first quarter 2013 and a 12.1% increase from the second quarter 2012. Gross margin for the second quarter 2013 was 87.9%, up from 85.6% in the first quarter 2013 and up from 87.3% in the second quarter 2012.

Operating Expenses. Total operating expenses for the second quarter 2013 were RMB159.4 million (US$26.0 million), representing a 23.0% increase from RMB129.6 million in the first quarter 2013 and a 19.7% increase from RMB133.2 million in the second quarter 2012. As a percentage of revenue, total operating expenses were 27.1% for the second quarter 2013, compared to 22.6% in the first quarter 2013 and 25.2% in the second quarter 2012. The sequential increase in operating expenses was mainly due to the increase in sales and marketing (“S&M”) expenses, while the year-over-year increase in operating expenses was mainly attributable to lower government financial incentives and higher S&M expenses in the second quarter 2013 as compared to the second quarter 2012.

R&D expenses for the second quarter 2013 were RMB80.8 million (US$13.2 million), representing a 4.1% increase from RMB77.6 million in the first quarter 2013 and remained flat compared to the second quarter 2012. As a percentage of revenue, R&D expenses were 13.7% for the second quarter 2013, compared to 13.5% in the first quarter 2013 and 15.3% in the second quarter 2012. The sequential increase in R&D expenses was mainly attributable to the bonuses accrued for World of Xianxia developers, while on a year-over-year basis, R&D expenses remained nearly flat. Although total cash compensation for our R&D developers increased year-over-year due to the increase in staff headcount and salary raises, such increase was nearly offset by the decrease in share-based compensation expenses, which are associated with the restricted shares granted in November 2011. Due to the Company’s accelerated accounting policy in amortizing share-based compensation expenses, these expenses generally decline from period to period.

S&M expenses for the second quarter 2013 were RMB54.0 million (US$8.8 million), representing a 77.9% increase from RMB30.3 million in the first quarter 2013, and a 13.2% increase from RMB47.7 million in the second quarter 2012. As a percentage of revenue, S&M expenses were 9.2% in the second quarter 2013, compared to 5.3% in the first quarter 2013 and 9.0% in the second quarter 2012. The sequential and year-over-year increases in S&M expenses were mainly due to increased marketing efforts related to the official closed beta testing of World of Xianxia.

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G&A expenses for the second quarter 2013 were RMB34.6 million (US$5.6 million), representing a 9.4% increase from RMB31.6 million in the first quarter 2013, and a 9.4% decrease from RMB38.2 million in the second quarter 2012. As a percentage of revenue, G&A expenses were 5.9% in the second quarter 2013, compared to 5.5% in the first quarter 2013 and 7.2% in the second quarter 2012. The sequential increase in G&A was mainly attributable to higher professional service fees related to the Company’s year-end filing of its annual report with SEC, and the year-over-year decrease in G&A expenses was mainly due to the decrease in share-based compensation expenses for the same reason stated above under R&D expenses.

Government Financial Incentives. Government financial incentives, which are calculated with reference to business tax, value-added tax, and enterprise income tax paid, was RMB10.0 million (US$1.6 million) in the second quarter 2013. The Company records such government financial incentive as a reduction in operating expenses.

Interest Income. Interest income for the second quarter 2013 was RMB45.6 million (US$7.4 million), representing a 82.6% increase from RMB25.0 million in the first quarter 2013, and a 77.8% increase from RMB25.6 million in the second quarter 2012. The sequential increase was mainly due to the accrued interest income associated with a held-to-maturity investment which was terminated at the end of the second quarter 2013 prior to its maturity, while the year-over-year increase was primarily due to the accrued interest income related to the same held-to-maturity investment as well as higher interest income resulted from the Company’s growing cash balance.

Income Tax. Income tax expense for the second quarter 2013 was RMB10.4 million (US$1.7 million), compared to income tax expense of RMB48.0 million in the first quarter 2013 and RMB36.3 million in the second quarter 2012. The sequential and year-over-year decreases were primarily due to the tax adjustment pertaining to 2012 as a result of the reduction in corporate income tax rate from 15% to 10% for one of our PRC subsidiaries, which was approved by the tax authority and such tax refund was received in the second quarter 2013.

Net Income Attributable to the Company’s Shareholders. Net income attributable to the Company’s shareholders for the second quarter 2013 was RMB367.6 million (US$59.9 million), representing a 12.7% increase from RMB326.0 million in the first quarter 2013, and a 19.6% increase from RMB307.2 million in the second quarter 2012. The sequential and year-over-year increases in net income attributable to the Company’s shareholders were primarily due to the Company’s general business growth, higher interest income, and lower income tax expense recorded in the second quarter 2013. The margin of net income attributable to the Company’s shareholders for the second quarter 2013 was 62.5%, compared to 56.9% in the previous quarter and 58.2% in the second quarter 2012.

Non-GAAP net income attributable to the Company’s shareholders for the second quarter 2013 was RMB383.5 million (US$62.5 million) representing an 11.9% increase from RMB342.7 million in the first quarter 2013, and a 13.0% increase from RMB339.4 million in the second quarter 2012. The margin of non-GAAP net income attributable to the Company’s shareholders was 65.2%, compared to 59.8% in the previous quarter and 64.3% in the second quarter of 2012. Please refer to the “Use of Non-GAAP Financial Measures” section commencing on page 7 for a reconciliation between net income attributable to the Company’s shareholders on a GAAP and non-GAAP basis.

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Cash and Cash Equivalents and Short-Term Investments. As of June 30, 2013, the Company’s cash and cash equivalents and short-term investments totaled RMB3,337.7 million (US$543.8 million), compared to approximately RMB3,005.5 million as of March 31, 2013. The sequential increase was primarily due to the growth of the Company’s game operations.

Cash Dividend. The Company announced its semi-annual cash dividend for the first half of 2013 in the amount of US$0.23 per ADS or ordinary share on its outstanding shares, which will be payable to shareholders of record at the close of trading in New York on December 12, 2013. The total cash payment associated with this dividend will be approximately US$55.1 million. The payment amounts and dates are subject to, among other things, approval by the Company’s board of directors and compliance with applicable laws.

Game Updates

ZT Online 2 – During the second quarter 2013, based on user feedback, the Company enriched and upgraded gameplay mechanics introduced in March, such as larger alliances and a new set of battle challenges. Positive gamer feedback has been received on these improvements. The Company also plans to release an expansion pack in the third quarter 2013 which will introduce new professions and skills.

World of Xianxia – The performance of World of Xianxia since the launch of its official closed beta testing on April 19, 2013 has exceeded the Company’s expectations, attracting a large base of gamers who favor small-group-based battles. World of Xianxia has had steady performance since the commencement of its closed beta testing and has gradually increased its revenue contribution, providing an additional material source of revenue outside of the ZT Online franchise. The Company plans to commence open beta testing for World of Xianxia in the third quarter 2013, accompanied by a new round of marketing campaigns.

Webgames – Genesis of the Empire is an action role playing game (“ARPG”) based on the Three Kingdoms era of ancient Chinese history. The Company is currently fine-tuning the gameplay mechanics in an effort to add more innovative designs to the game. The Company expects to commercially launch Genesis of the Empire in the third quarter 2013. Supreme Tai-Chi is a self-developed ARPG with a unique hero system in which gamers can collect and play as the 108 characters from Water Margin (known in Chinese as Shui Hu Zhuan), a classic Chinese novel, and many gods from ancient Chinese mythology. The Company expects to launch Supreme Tai-Chi in the second half of 2013.

Glorious Mission - Glorious Mission is the Company’s first self-developed first person shooter game and is currently the only game in the world that is playable from the perspective of the Chinese military, the People’s Liberation Army (“PLA”). The Company commenced limited closed beta testing for Glorious Mission on August 1, 2013.

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Cang Tian 2 – Cang Tian 2 is a 3D MMORPG developed by WeMade Entertainment Inc., one of the leading online game developers in South Korea. The Company and WeMade have signed an agreement to grant the Company exclusive rights to operate Cang Tian 2 in mainland China. Core development teams from both companies are currently working together to localize the game for the China market. Such localization may incorporate various tailor-made gameplays and functions for the Chinese gamers. The Company expects to initiate engineering testing for Cang Tian 2 in the first quarter 2014.

Third Quarter 2013 Guidance — The Company expects total revenue for the third quarter 2013 to be flat to moderately up as compared to the second quarter 2013.

Conference Call

Giant’s senior management will host a conference call on August 6, 2013 at 9:00 pm (US Eastern Time)/6:00 pm (US Pacific Time), which is 9:00 am on August 7, 2013 (Beijing Time) to discuss the 2013 second quarter financial results and recent business activities.

The conference call may be accessed using the following numbers:

US:	+1-866-519-4004
China:	400-620-8038 / 800-819-0121
Hong Kong:	800-930-346
International:	+65-6723-9381
Passcode:	Giant

Please dial in approximately 10 minutes before the scheduled time of this call.

A replay of the conference call will be available starting from 0:00 am (US Eastern Time) on August 7, 2013 to 9:59 am (US Eastern Time) on August 14, 2013 using the following numbers:

US:	+1-855-452-5696
Outside US:	+61-2-8199-0299
Passcode:	15192200

A live webcast of the conference call and replay will be available on the investor relations page of Giant Interactive Group’s website at http://www.ga-me.com/page/achievements.

Currency Convenience Translation

This earnings press release contains translations of certain Renminbi (RMB) amounts into US dollars (US$) at the rate of US$1.00 to RMB6.1374, which was the noon buying rate as of June 30, 2013 in the City of New York for cable transfers in Renminbi per US dollar as certified for customs purposes by the Federal Reserve Bank of New York. The Company makes no representation that the Renminbi or US dollar amounts referred to in this release could have been, or could be, converted into US dollars at such rate or at all.

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Use of Non-GAAP Financial Measures

The Company has reported net income attributable to the Company’s shareholders for the period indicated below on a non-GAAP basis excluding non-cash share-based compensation expense. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the performance of the Company as well as when planning and forecasting future periods.

We do not believe that these charges are indicative of future operating results. We believe that investors benefit from excluding these charges from our operating results to facilitate a more meaningful evaluation of current operating performance and comparisons of past operating performance.

Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies, and should refer to the reconciliation of GAAP results with non-GAAP results in the attached financial information.

The table below sets forth the reconciliation of GAAP measures to non-GAAP measures for the indicated periods:

Giant Interactive Group Inc.

Reconciliation of GAAP to Non-GAAP (Unaudited)

	Three months ended
	June 30,	March 31,	June 30,	June 30,
	2012	2013	2013	2013
	(RMB)	(RMB)	(RMB)	(US$)

GAAP net income attributable to the Company’s shareholders:	307,217,574	326,033,486	367,580,496	59,891,890

Share-based compensation	32,181,526	16,712,479	15,904,259	2,591,368
Non-GAAP net income attributable to the Company’s shareholders:	339,399,100	342,745,965	383,484,755	62,483,258

Non-GAAP earnings per share:

Basic	1.43	1.43	1.60	0.26
Diluted	1.40	1.39	1.55	0.25

Weighted average ordinary shares:

Basic	236,700,106	239,321,271	239,499,659	239,499,659
Diluted	243,280,108	246,253,259	247,089,333	247,089,333

Statement Regarding Unaudited Condensed Financial Information

The unaudited financial information set forth above is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited condensed financial information.

About Giant Interactive Group Inc.

Giant Interactive Group Inc. (NYSE: GA) is a leading online game developer and operator in China in terms of market share, and focuses on massively multiplayer online role playing games. Currently, Giant operates multiple games, including the ZT Online 1 Series, ZT Online 2, Giant Online, XT Online, The Golden Land, Elsword, Allods Online and World of Xianxia. For more information, please visit Giant Interactive Group on the web at www.ga-me.com.

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Safe Harbor Statement

Statements in this release contain “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements and among others, include statements regarding the Company’s expectation for flat to moderate growth in the third quarter 2013; the ability of the Company to further diversify its product lines outside of the ZT Online franchise; the ability of World of Xianxia to maintain strong performance and be a key revenue contributor of the Company; the ability for the Company to further grow its business and increase market share in the MMO game segment; the ability for the Company’s webgames and mobile game to contribute revenue in the fourth quarter of 2013 and to lead to sustainable grow in the years to come; the ability for the Company to pursue titles developed by other developers to supplement the Company’s game portfolio; and the timetable for testing and release of new games and expansion packs in the Company’s game pipeline. These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside of our control. Our actual results and financial condition and other circumstances may differ, possibly materially, from the anticipated results and financial condition indicated in these forward-looking statements. Among the factors that could cause the Company’s actual results to differ from what the Company currently anticipates may include a deterioration in the performances of the ZT Online 1 Series and ZT Online 2, unexpected delays in developing expansion packs or in the timetable for testing and launching our games, our dependence on the ZT Online franchise, which currently account for the majority of our historical net revenues, failure of our webgames, MMO pipeline games, or other diversification or distribution efforts to grow as successful as expected, uncertainties with respect to the PRC legal and regulatory environments and the volatility of the markets in which the Company operates. The financial information contained in this release should be read in conjunction with the consolidated financial statements and notes thereto included in our annual report on Form 20-F for the fiscal year 2012, as filed with the Securities and Exchange Commission on April 18, 2013, which is available on the Securities and Exchange Commission’s website at www.sec.gov. For additional information on these and other important factors that could adversely affect our business, financial condition, results of operations and prospects, see “Risk Factors” beginning on page 3 of our annual report for fiscal year 2012. Our actual results of operations for the second quarter of 2013 are not necessarily indicative of our operating results for any future periods. Any projections in this release are based on limited information currently available to the Company, which is subject to change. Although such projections and the factors influencing them will likely change, the Company undertakes no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this press release. Such information speaks only as of the date of this release.

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Investor Contacts:
Giant Interactive Group Inc. Rich Chiang, IR Director T: +86-21-3397-9959 E: ir@ztgame.com www.ga-me.com	Giant Interactive Group Inc. Kristie Chen, IR Manager T: +86-21-3397-9971 E: ir@ztgame.com www.ga-me.com
FleishmanHillard Hon Gay Lau T: +852-2530-0228 E: giantinteractive@fleishman.com

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GIANT INTERACTIVE GROUP INC.

CONSOLIDATED BALANCE SHEETS

	Unaudited	Unaudited	Unaudited	Unaudited
	June 30,	March 31,	June 30,	June 30,
	2012	2013	2013	2013
	(RMB)	(RMB)	(RMB)	(US$)
ASSETS
Current assets:
Cash and cash equivalents	804,654,944	2,227,959,930	2,364,059,912	385,189,154
Prepayments and other current assets	170,289,336	195,813,703	318,711,860	51,929,459
Accounts receivable	17,051,202	27,596,223	17,975,831	2,928,900
Due from related parties	15,359,843	5,825,856	687,591	112,033
Inventories	297,817	-	-	-
Deferred tax assets	162,858,572	144,040,970	143,286,265	23,346,411
Short-term investments	1,194,022,110	777,508,799	973,636,551	158,639,905

Total current assets	2,364,533,824	3,378,745,481	3,818,358,010	622,145,862
Non-current assets:
Property and equipment, net	336,615,015	329,985,418	335,596,306	54,680,533
Intangible assets, net	28,034,096	56,449,356	60,259,979	9,818,486
Due from research and development entity partners	12,637,000	8,087,000	8,087,000	1,317,659
Goodwill	22,201,960	99,316,001	99,316,001	16,182,097
Investment in equity investees	347,837,176	376,659,504	371,149,824	60,473,462
Long-term investment	39,331,600	48,331,600	61,331,999	9,993,157
Available-for-sale securities	346,218,997	78,757,833	76,559,407	12,474,241
Held-to-maturity securities	190,000,000	190,000,000	100,000,000	16,293,544
Deferred tax assets	22,329,767	30,745,965	32,397,105	5,278,637
Other assets	19,374,293	6,976,667	7,088,889	1,155,030
Due from related parties			8,020,162	1,306,769

Total non-current assets	1,364,579,904	1,225,309,344	1,159,806,672	188,973,615

Total assets	3,729,113,728	4,604,054,825	4,978,164,682	811,119,477

LIABILITIES AND SHAREHOLDER’S EQUITY
Current liabilities:
Payables and accrued expenses	144,414,604	170,329,566	203,120,918	33,095,597
Advances from distributors	75,732,035	46,885,660	48,308,853	7,871,224
Due to related parties	552,400	1,201,577	1,499,391	244,304
Deferred revenue	497,149,174	463,595,947	432,309,053	70,438,468
Unrecognized tax benefit	47,579,967	47,579,967	47,579,967	7,752,463
Dividend payable	-	630,024,450	621,552,470	101,272,928
Tax payable	19,810,821	62,482,080	32,309,378	5,264,343
Deferred tax liabilities	111,844,191	111,790,321	51,504,095	8,391,843

Total current liabilities	897,083,192	1,533,889,568	1,438,184,125	234,331,170

Non-current liabilities:
Deferred tax liabilities	25,545,973	38,985,745	107,904,761	17,581,510

Total non-current liabilities	25,545,973	38,985,745	107,904,761	17,581,510

Total liabilities	922,629,165	1,572,875,313	1,546,088,886	251,912,680

Shareholders’ equity
Ordinary shares (Par value US$0.0000002 per share; 500,000,000 shares authorized as at Jun 30, 2012, Mar 31, 2013 and Jun 30, 2013 respectively; 273,110,626 shares issued and 236,988,598 shares outstanding at Jun 30,2012, 273,110,626 shares issued and 239,393,572 shares outstanding at Mar 31, 2013,273,110,626 shares issued and 239,560,472 shares outstanding at Jun 30, 2013 )	430	430	430	70
Additional paid-in capital	4,448,772,557	4,486,951,648	4,504,182,920	733,891,048
Statutory reserves	14,125,819	48,596,713	48,596,713	7,918,127
Accumulated other comprehensive loss	(409,464,576)	(367,314,663)	(370,820,146)	(60,419,745)
Retained earnings	808,080,356	783,071,419	1,151,485,797	187,617,851
Treasury stock	(2,122,597,526)	(2,006,420,168)	(2,006,420,168)	(326,916,963)

Total Giant Interactive Group Inc.’s equity	2,738,917,060	2,944,885,379	3,327,025,546	542,090,388

Non controlling interests	67,567,503	86,294,133	105,050,250	17,116,409

Total shareholders’ equity	2,806,484,563	3,031,179,512	3,432,075,796	559,206,797

Total liabilities and shareholders’ equity	3,729,113,728	4,604,054,825	4,978,164,682	811,119,477

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GIANT Interactive Group Inc.

CONSOLIDATED statements of COMPREHENSIVE INCOME

	Three months ended
	June 30	March 31	June 30	June 30
	2012	2013	2013	2013
	(RMB)	(RMB)	(RMB)	(US$)
	Unaudited	Unaudited	Unaudited	Unaudited
Net revenue:
Online games	505,935,805	557,283,433	578,385,694	94,239,530
Licensing revenues	14,412,389	15,458,445	9,146,143	1,490,231
Other revenue, net	7,868,368	103,191	585,275	95,362

Total net revenue	528,216,562	572,845,069	588,117,112	95,825,123

Cost of services	(67,099,146)	(82,374,824)	(71,123,049)	(11,588,466)

Gross profit	461,117,416	490,470,245	516,994,063	84,236,657

Operating (expenses) income:
Research and product development expenses	(80,557,569)	(77,591,269)	(80,795,909)	(13,164,517)
Sales and marketing expenses	(47,669,338)	(30,340,080)	(53,971,134)	(8,793,811)
General and administrative expenses	(38,179,977)	(31,625,938)	(34,608,846)	(5,639,008)
Government financial incentives	33,214,000	10,000,000	10,000,000	1,629,354

Total operating expenses	(133,192,884)	(129,557,287)	(159,375,889)	(25,967,982)

Income from operations	327,924,532	360,912,958	357,618,174	58,268,675

Interest income	25,647,412	24,973,614	45,611,023	7,431,652
Other income, net	13,888,822	12,082,651	(7,365,568)	(1,200,112)
Investment income (loss)			3,711,387	604,716

Income before income tax expenses	367,460,766	397,969,223	399,575,016	65,104,931

Income tax expense	(36,255,506)	(47,954,270)	(10,421,153)	(1,697,975)
Share of loss of equity investee	(1,053,761)	(714,801)	(3,217,250)	(524,204)

Net Income	330,151,499	349,300,152	385,936,613	62,882,752

Net income attributable to non controlling interests	(22,933,925)	(23,266,666)	(18,356,117)	(2,990,862)

Net income attributable to the Company’s shareholders	307,217,574	326,033,486	367,580,496	59,891,890

Other comprehensive income (loss), net of tax
Foreign currency translation (loss) gain	4,819,713	(904,881)	(351,111)	(57,208)
Unrealized holding gains	(20,059,373)	2,314,048	(3,154,372)	(513,959)

Total other comprehensive income (loss), net of tax	(15,239,660)	1,409,167	(3,505,483)	(571,167)

Comprehensive income	291,977,914	327,442,653	364,075,013	59,320,723

Earnings per share:

Basic	1.30	1.36	1.53	0.25
Diluted	1.26	1.32	1.49	0.24

Weighted average ordinary shares:

Basic	236,700,106	239,321,271	239,499,659	239,499,659
Diluted	243,280,108	246,253,259	247,089,333	247,089,333

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